Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940, that Dreyfus Premier Equity Income Fund, a series of The Dreyfus/Laurel Funds Trust (the "Trust"),
(the "Fund"), complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 (the Act) as of
March 31, 2008. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about
the Fund's compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2008 and with respect to agreement of security purchases and sales, for the period from
June 30, 2007 (the date of our last examination) through
March 31, 2008:
1. 	Examination of Mellon Bank N.A.'s ("the Custodian")
security position reconciliations for all securities held
by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3. 	Inspection of documentation of other securities
held in safekeeping by Custodian but not included in 1)
and 2) above;
4.	Reconciliation between the Fund's accounting
records and the custodian's records as of March 31, 2008
and verified reconciling items;
5.	Confirmation of pending purchases for the Fund as
of March 31, 2008 with brokers, and where responses were
not received, an inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sales activity for the Fund
as of March 31, 2008 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of Trust's trade tickets for two purchases
and two sales or maturities for the period June 30, 2007 (the date of our last examination) through March 31, 2008, to the books and records of the Fund noting that they had been accurately recorded and subsequently settled;
8.	We reviewed Mellon Global Securities Services
Report on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2007 through December 31, 2007 and noted no negative findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section
IV Control Objectives, Controls, and Tests of Operating Effectiveness of the SAS 70 Reports, have remained in operation and functioned adequately from January 1, 2008 through March 31, 2008. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2008, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
KPMG, LLP

New York, New York
June 27, 2008

June 27, 2008


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Premier Equity Income Fund, a series of The Dreyfus/Laurel Funds Trust, (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2008 and from June 30, 2007 through March 31, 2008.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2008 and from June 30, 2007 through March 31, 2008 with respect to securities reflected in the investment account of the Fund.

The Dreyfus/Laurel Funds Trust


Robert Salviolo
Assistant Treasurer